CUSIP No. L0427L204	Page 1 of 5 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A
Amendment No. 1
Under the Securities Exchange Act of 1934

Atento S.A.

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

L0427L204

(CUSIP Number)

Intrepid Capital Management, Inc.
1400 Marsh Landing Parkway, Suite 106
Jacksonville Beach, FL 32250
(904) 246-3433

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

- with copies to-

Peter D. Fetzer Foley & Lardner LLP 777 East Wisconsin Avenue Suite 3800 Milwaukee, WI 53202-5306 (414) 297-5596

May 19, 2023

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. L0427L204	Page 2 of 5 Pages

1		NAME OF REPORTING PERSON Intrepid Capital Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,424,600 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,424,600 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,424,600 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA
(1) Represents 1,424,600 ordinary shares of Atento S.A. issuable upon the exercise of 1,424,600 warrants.

CUSIP No. L0427L204	Page 3 of 5 Pages

1		NAME OF REPORTING PERSON Intrepid Capital Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,424,600 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,424,600 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,424,600 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA
(1) Represents 1,424,600 ordinary shares of Atento S.A. issuable upon the exercise of 1,424,600 warrants.

CUSIP No. L0427L204	Page 4 of 5 Pages

EXPLANATORY NOTE

This Amendment No. 1 to the Schedule 13D amends the Schedule 13D filed with the Securities and Exchange Commission on March 13, 2023 (the “Original Filing”) (the Original Filing and this Amendment No. 1 are collectively referred to herein as the “Schedule 13D”).  The Schedule 13D relates to the ordinary shares, no par value, of Atento S.A., a public company incorporated in the Grand Duchy of Luxembourg with registered number B185761, whose registered office is located at 1, rue Hildegard Von Bingen, L-1282, Luxembourg, Grand Duchy of Luxembourg.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Filing.
Item 4, Item 6 and Item 7 in the Original Filing are hereby supplemented and modified, as provided below.  The remaining Items in the Original Filing remain the same and are unchanged by the filing of this Amendment No. 1.
ITEM 4.     PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended to add the following as the second to last paragraph thereof:

On May 19, 2023, the Initial Cooperating Noteholders entered into a Director Nomination Agreement (the “Agreement”) with the Issuer pursuant to which, for so long as the Initial Cooperating Noteholders collectively beneficially own any Notes, (i) the Initial Cooperating Noteholders (jointly and not individually) will have the right (but not the obligation) to nominate one director (the “Nominee”) selected (jointly and not individually) by the Initial Cooperating Noteholders to the Issuer’s board of directors (the “Board”), which Nominee will promptly fill the existing vacancy on the Board at the next meeting of the Board or by written resolution of the Board, and (ii) the Issuer has agreed, among other things, (a) that the Board will include such Nominee in the slate of nominees recommended to the shareholders of the Issuer for election or re-election at each annual or any other general meeting of the shareholders or by written consent at which directors are elected and (b) to support such appointment in a manner no less rigorous and favorable than the manner in which the Board supports its other nominees.  The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which is filed herewith as an exhibit and incorporated herein by reference.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended to add the following at the end thereof:

Director Nomination Agreement

The disclosure set forth above in Item 4 is hereby incorporated herein by reference.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended to add the following exhibit to the exhibit list

99.3	Director Nomination Agreement, dated May 19, 2023.

CUSIP No. L0427L204	Page 5 of 5 Pages

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: May 23, 2023	INTREPID CAPITAL MANAGEMENT, INC. By: /s/ Mark F. Travis Name: Mark F. Travis Title: President
Date: May 23, 2023	INTREPID CAPITAL CORPORATION By: /s/ Mark F. Travis Name: Mark F. Travis Title: President